

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

May 4, 2016

<u>Via U.S. Mail</u>
Thomas W. Christopher, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022

  Re: **Apollo Residential Mortgage, Inc.**
     Schedule 13E-3
     Filed April 7, 2016 by Apollo Residential Mortgage, Inc., ARM
      Manager, LLC, Apollo Commercial Real Estate Finance, Inc.,
      ACREFI Management, LLC, Arrow Merger Sub, Inc., Apollo
      Global Management, LLC
     File No. 005-86477

     Apollo Commercial Real Estate Finance, Inc.
     Form S-4
     Filed April 7, 2016
     File No. 333-210632

Dear Mr. Christopher:

   We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   Please advise us as to what consideration was given to whether Messrs. Michael A. Commaroto, chief executive officer of both Apollo Residential Mortgage, Inc. ("AMTG") and ARM Manager, LLC ("AMTG Manager"), the external manager and indirect subsidiary of Apollo Global Management, LLC., and Frederick N. Khedouri, chairman of AMTG, as well as Messrs. Jeffrey M. Gault and Stuart A. Rothstein, chairman and chief executive officer of Apollo Commercial Real Estate Finance, Inc. ("ARI"), respectively, are affiliates engaged in the going private transaction and therefore should be identified as filing persons pursuant to Rule 13e-3. In this regard, we note disclosure that AMTG's management agreement will be reassigned to ARI, that at the time of the execution of the merger agreement, Mr. Commaroto was granted ARI restricted stock units , and certain compensation arrangements between Mr. Commaroto and AMTG Manager appear to be still subject to negotiation. We also note disclosure that AMTG Manager, on behalf of AMTG, participated in the preliminary discussions and negotiations of the going private transaction with Apollo and various Apollo affiliates, including ARI, and Messrs. Gault and Rothstein will serve as chairman and chief executive officer of the combined company, respectively. Lastly, we note that Apollo Capital Management, L.P. and Apollo Global Real Estate Management, L.P. are the sole managing members of AMTG Manager and ARI Manager, respectively. As such, please advise us to what consideration was given as to whether Apollo Capital Management, L.P. and Apollo Global Real Estate Management, L.P., and the partners thereunder pursuant to General Instruction C to Schedule 13E-3, should be named as filing persons and tell us why you believe these entities and partners are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Rule 13e-3(a)(1) and Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

2.   General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including additional filing persons added in response to the prior comment and all persons and entities associated with these corporate entities, including Apollo Global Management, LLC.

3.   We note ARI's entry into an asset purchase agreement with Athene USA subsidiaries Athene Annuity & Life Assurance Company and Athene Annuity and Life Company in connection with this going private transaction. Please provide us

your analysis supporting your determination not to include Athene Holding Ltd., Athene USA, Athene Annuity & Life Assurance Company and Athene Annuity and Life Company as filing persons.

4. Please remove the first sentence of the final paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that AMTG is "controlled" by any filing person or affiliate of a filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer. Please also revise pages 67, 69 and 70, accordingly.

5. Please revise the accompanying proxy statement/prospectus to include all information required by Item 1003(a)-(c) and remove the narrative disclosure under Item 3 to your Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement/prospectus in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Thus, please revise to ensure that the information disclosed in the Schedule 13E-3 appears in the proxy statement /prospectus and is incorporated by reference in the Schedule 13E-3. Lastly, please ensure that you provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3. For example, we are unable to locate information regarding Mr. Weidler.
This comment also applies to your discussion of the expenses incurred or estimated to be incurred in connection with the mergers and transactions as required by Item 10 of Schedule 13E-3 and corresponding Item 1007 of Regulation M-A.

Registration Statement on Form S-4

General

6. As you know, the staff is reviewing your Form 10-K for the fiscal year ended December 31, 2015, and the staff has issued comments in connection with that review. To the extent comments issued in the review of your Form 10-K also apply to your registration statement on Form S-4, please revise accordingly. Please note that we will not be in a position to declare your registration statement effective until you have resolved all comments raised on the Form 10-K.

7. Please fill in the blanks. Given the significance and quantity of the blanks in your filing, note that we may have further comment.

8. Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

9.   Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the proxy statement/prospectus and caption the disclosure as such. Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary and that you avoid duplication among the Summary and the Questions and Answers about the Mergers and the Special Meeting sections.

Cover Letter

10.   We note your reference in the second paragraph to conditions "set forth in the merger agreement." Tell us what consideration you have given to including a reference to your disclosure in the prospectus instead of referring to the merger agreement.

Summary, page 9

11.   Please clearly explain each filing person's reasons for engaging in this transaction *at this time* as opposed to other times in the company's history. Refer to Item 7 of Schedule 13E-3 and corresponding 1013(a) and (c) of Regulation M-A.

Voting by AMTG's Directors and Officers in the Transactions, page 19

12.   We note several statements here and elsewhere indicating that the merger consideration was determined through "arm's-length negotiations" between the special committees of ARI and AMTG. Please delete all references to "arm's-length negotiations" as such references are inappropriate in a going private transaction by affiliates.

Questions and answers about the mergers and the special meeting

What is the Proposed Transaction?, page 1

13.   We note the first potential negative factor on page 62 and narrative underlying Morgan Stanley's financial opinion regarding the formulation of the per share common stock merger consideration. Please revise to provide a brief explanation of the mechanics of the merger consideration and explain that AMTG common stockholders will be adversely affected by any decrease in the trading price of shares of ARI common stock between the pricing date as contemplated by the merger agreement and the completion of the mergers. Also, please clarify that AMTG is not permitted to terminate the merger agreement solely because of changes in the market price of shares of ARI common stock.

Why are ARI and AMTG proposing the mergers?, page 1

14. Please disclose the closing price per share of AMTG and ARI common stock as of February 25, 2016, the last day prior to announcement of the going private transaction, and what premium the per share stock consideration represents over such closing price. Please update accordingly.

Cautionary Statement Regarding Forward-Looking Statements, page 39

15. Please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Questions and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

The Mergers and Related Transactions

Background of the Transactions, page 48

16. Please revise here and throughout the proxy statement/prospectus to disclose the names of directors and officers of AMTG (and AMTG Manager's Member), ARI (and ARI Manager), Athene and Apollo that participated in meetings, discussions and negotiations. In addition, to the extent you are able to specify the dates meetings took place, please do so instead of referring to, for example, the fall of 2015 or November 2015.

17. We note your broad discussion on page 49 of alternatives considered by the AMTG board and AMTG Manager. Please revise to provide a more detailed description of the other strategic transactions considered during these discussions and the reasons those alternatives were rejected. In doing so, please disclose the identity of the various Apollo affiliates and/or portfolio companies of funds considered. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013(b) and (c) of Regulation M-A.

18. Please provide further detail on the nature of the alternatives to a financing arrangement and asset sale with Athene, and explain why the alternatives were not pursued and rejected.

19. Please revise the last paragraph on page 50 to clarify the authority given to the AMTG Special Committee. For example, did it have the authority to negotiate a transaction or reject a transaction?

20. Please revise the first full paragraph on page 51 to clarify why the AMTG Special

Committee did not believe Latham's prior work for Apollo and its affiliates did not affect Latham's ability to provide legal services to the committee in connection with the Potential Transaction. Apply this comment also to similar disclosure relating to the engagement of Venable.

21. Please explain how merger consideration from the preliminary non-binding indicative proposal dated January 11, 2016 was determined. Similarly, please explain how AMTG Special Committee determined the merger consideration for the counterproposal dated February 5, 2016.

22. Quantify, to the extent possible, the value of a purchase price of 82.5% of AMTG's book value. Also, provide a percentage breakdown of the offer price between cash and stock. Apply this comment to similar disclosure elsewhere.

23. We note disclosure on page 52 that the AMTG Special Committee concluded that a discounted cash flow analysis would not be a useful method for valuing companies in AMTG's history, but rather a liquidation analysis and historical trading prices of comparable companies would be a more appropriate valuation method. Please disclose the basis for this determination. Refer to Question and Answer 20 of the Exchange Act Release No. 34-17719.

24. Please revise to explain in further detail the transaction terms discussed during the January 18, 2016 meeting between the ARI Special Committee and the AMTG Special Committee, and summarize the material components of the financial advisors' subsequent discussions regarding possible improvements in the proposed purchase price and other transaction terms, as well as the feedback provided by Morgan Stanley regarding ARI's initial proposal.

25. We note the disclosure for the entry for February 2, 2016 relating to the retention and severance agreements for Mr. Commaroto and his team. With a view toward revised disclosure, please tell us whether these arrangements had been discussed prior to February 2, 2016.

AMTG's Reasons for the Transactions and Recommendation of AMTG's Board of Directors, page 60

26. We note in the fourth bullet point on page 60 your assumption of AMTG's common equity book value per share. With a view toward revised disclosure, please tell us why the premium of the consideration is related to an assumed book value amount.

27. Revise the third bullet point on page 61 to quantify the expected accretion to ARI's common equity book value.

28. We note your disclosure on pages 61 and 62 regarding the possibility that a

liquidation process may or may not result in a lower per share return than the mergers as both a potential positive and negative factor. Please disclose the basis for these factors. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

29.   Please address, here and throughout the proxy statement as necessary, how AMTG, in relying on Morgan Stanley's opinion, was able to reach the fairness determination as to unaffiliated security holders given that Morgan Stanley's fairness opinion addressed fairness with respect to security holders other than ARI, Merger Sub, or any subsidiary of ARI, Merger Sub or AMTG, rather than all security holders unaffiliated with the company.

Position of AMTG as to the Fairness of the Mergers, page 68

30.   Please ensure to include a summary of the fairness determination made by each filing person, not just AMTG, ARI and Apollo. We note disclosure from pages 68–71. Further note that if any filing person based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt the analysis and discussion as their own in order to satisfy the disclosure obligation. Refer to Question and Answer 20 of Exchange Act Release No. 34-17719.

31.   Please make the statement required by Item 1014(d) of Regulation M-A, or direct us to responsive disclosure appearing in the filing. Refer to General Instruction E to Schedule 13E-3, which requires that negative responses to Item 8 be affirmatively disclosed.

32.   Please explain how the filing persons and financial advisors have made fairness determinations given that the forecasted value of the merger consideration is based upon an estimate and is subject to adjustment under certain circumstances. Please describe the recourse, if any, that AMTG common stockholders have in the event the forecasted consideration changes and advise us of whether or not the financial advisors intend to update their opinion, including any portions of its analyses, following changes in the forecasted value of the consideration. If the financial advisors do not intend to update their opinions, please explain why. We note your risk factor disclosure on page 30.

33.   Refer to the first bullet point on pages 68 and 69. Please explain how the merger agreement and transactions between ARI and Athene USA were in the "best interests" of AMTG and its stockholders.

34.   Please note that the disclosure in this section and on page 69 does not appear to fully consider the requirements of Item 1014 of Regulation M-A. Thus, please consider revising your disclosure to include a discussion in the context of reaching a fairness determination that expressly addresses factors listed in Instruction 2(i)-(iii), (v) and (vii) to Item 1014 of Regulation M-A. Refer to

Question and Answer 20 of the Exchange Act Release No. 34-17719. On a related note, we note that the board of directors adopted the special committee's conclusions and that the special committee considered the opinion and presentation by Morgan Stanley. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, revise to state whether the Special Committee adopted the analysis and conclusions of Morgan Stanley.

35.   On a further related note, we note that Morgan Stanley appears to not have provided information about the comparable companies or transactions it evaluated in connection with its Comparable Company and Premiums Paid analyses (pages 73-74). Please disclose how the Special Committee and the board of directors evaluated these analyses without access to such information.

<u>Opinion of the Financial Advisor to the AMTG Special Committee</u>

<u>Comparable Company Analysis, page 73</u>

36.   Please indicate whether there were other comparable companies that Morgan Stanley excluded from the analysis and, if so, why. Please provide similar disclosure for the analysis in the Premiums Paid and Liquidation, and with respect to the Buyer Analysis on page 76.

37.   Please expand your disclosure to describe with greater specificity Morgan Stanley's criteria for determining that the cited transactions were appropriate for comparative analysis.

<u>General, page 81</u>

38.   Revise the last paragraph in this section to provide more detailed disclosure responsive to Item 1015(b)(4) of Regulation M-A. Name the AMTG and ARI affiliates to which Morgan Stanley provided services and the fees received from each such engagement.

<u>Certain AMTG Unaudited Prospective Financial Information, page 95</u>

39.   We note the inclusion of prospective financial information on pages 95 and 97 have not been prepared in accordance with GAAP. Please provide the reconciliation required by Item 100(a) of Regulation G is required. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

40.   Please disclose the assumptions made in preparing these projections.

Certain ARI Unaudited Prospective Financial Information, page 97

41.   With a view toward revised disclosure, please tell us why the projections disclosed here are different from those on page 16 of Morgan Stanley's presentation dated February 25, 2016.

Interests of AMTG's Directors and Officers in the Transaction, page 99

42.   Revise the disclosure in this section to disclose the cash proceeds each director and officer will receive for any shares, options, or other securities as a result of the transaction.

Where You Can Find More Information, page 207

43.   Refer to the section captioned "AMTG's Filings." While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule 13E-3 does not permit forward-incorporation by reference. Please confirm that the Schedule 13E-3 will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise

*   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the respective filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the subject company, its management, and any affiliate engaged in this transaction are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from each of the filing persons, including the subject company, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the filing person (including the subject company, as applicable) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the filing person (including the subject company, as applicable) may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions relating to the going private transaction filings to Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions